EXHIBIT NO. 99-C
     KAMINE/BESICORP GLENCARTHAGE PARTNERSHIP

Financial Statements

December 31, 1997 and 1996

(With Independent Auditors' Report Thereon)

Independent Auditors' Report

The Partners
Kamine/Besicorp GlenCarthage Partnership:

     We have audited the accompanying balance sheets of Kamine/Besicorp GlenCarthage Partnership as of December 31, 1997 and 1996, and the related statements of operations, partners' deficiency, and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the general partners. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kamine/Besicorp GlenCarthage Partnership as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.



May 12, 1998

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                    KAMINE/BESICORP GLENCARTHAGE PARTNERSHIP
                                 Balance Sheets
                           December 31, 1997 and 1996

                                                                     1997           1996
                            Assets


 Cash                                                            $     2,350          1,450
 Accounts receivable - Cogeneration Projects (notes 4 and 6)         757,073        716,988
                                                                  ----------     ----------

     Total assets                                                $   759,423        718,438
                                                                  ----------     ----------
                                                                  ----------     ----------
     Liabilities and Partners' Deficiency
Current liabilities:
 Current portion of loans payable - Cogeneration Projects
 (note 3)                                                            285,270        252,085
 Amounts due to related parties (note 7)                             121,543        128,101
 Accrued expenses                                                    235,212        196,968
                                                                  ----------     ----------
     Total current liabilities                                       642,025        577,154

Loans payable - Cogeneration Projects, net of current portion
 (note 3)                                                          4,366,479      4,651,749
                                                                  ----------     ----------
     Total liabilities                                             5,008,504      5,228,903
Partners' deficiency (note 2)                                     (4,249,081)    (4,510,465)
                                                                  ----------     ----------
     Total liabilities and partners' deficiency                  $   759,423        718,438
                                                                  ----------     ----------
                                                                  ----------     ----------
See accompanying notes to financial statements.


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                    KAMINE/BESICORP GLENCARTHAGE PARTNERSHIP
                            Statements of Operations
                  Years ended December 31, 1997, 1996 and 1995


                                                     1997         1996          1995


Revenue:
 Contract rights (note 4)                         $2,082,649    2,087,993     3,794,672
 Developers' cash flow fees (note 6)                 842,564      928,680       320,534
                                                   ----------   ----------   ----------
                                                   2,925,213    3,016,673     4,115,206
                                                   ----------   ----------   ----------
Operating expenses:
 Interest expense                                    492,155      518,446       545,691
 Cash flow fees (note 6)                             842,564      928,680       320,534
 Other                                                 1,850        7,425         5,700
                                                   ----------   ----------   ----------
     Total operating expenses                      1,336,569    1,454,551       871,925
                                                   ----------   ----------   ----------
     Income from operations                        1,588,644    1,562,122     3,243,281
                                                   ----------   ----------   ----------
Other incomce -- interest                                 --           --           673
                                                   ----------   ----------   ----------
     Net income                                   $1,588,644    1,562,122     3,243,954
                                                   ----------   ----------   ----------
                                                   ----------   ----------   ----------
See accompanying notes to financial statements.


                    KAMINE/BESICORP GLENCARTHAGE PARTNERSHIP
                       Statements of Partners' Deficiency
                  Years ended December 31, 1997, 1996 and 1995

                                                      1997        1996        1995

Partners' deficiency at beginning of year         $(4,510,465) (4,707,049) (4,572,788)
Partners' contributions                                 5,000       5,000          --
Partners' distributions (note 2)                   (1,332,260) (1,370,538) (3,378,215)
Net income (note 2)                                 1,588,644   1,562,122   3,243,954
                                                   ----------  ----------  ----------
Partners' deficiency at end of year               $(4,249,081) (4,510,465) (4,707,049)
                                                   ----------  ----------  ----------
                                                   ----------  ----------  ----------
See accompanying notes to financial statements.


                    KAMINE/BESICORP GLENCARTHAGE PARTNERSHIP
                            Statements of Cash Flows
                  Years ended December 31, 1997, 1996 and 1995

                                                           1997        1996           1995

Cash flows from operating activities:
 Net income                                            $ 1,588,644   1,562,122      3,243,954
 Adjustments to reconcile net income to net cash
  provided by operating activities -- changes in
  operating assets and liabilities:
       (Increase) decrease in accounts receivable          (40,085)    (55,125)       185,945
       Decrease in escrow funds                                 --          --        115,810
       Decrease in amounts due to related parties           (6,558)     (6,009)       (43,379)
       Increase in accrued expenses                         38,244      85,111         23,317
                                                        ----------  ----------     ----------
          Net cash provided by operating activities      1,580,245   1,586,099      3,525,647
                                                        ----------  ----------     ----------
Cash flows from financing activities:
 Payments on long-term loan payable                       (252,085)   (222,487)      (149,625)
 Distribution to partners, net of contributions         (1,327,260) (1,365,538)    (3,378,215)
                                                        ----------  ----------     ----------
          Net cash used in financing activities         (1,579,345) (1,588,025)    (3,527,840)
                                                        ----------  ----------     ----------
          Increase (decrease) in cash                          900      (1,926)        (2,193)
Cash at beginning of year                                    1,450       3,376          5,569
                                                        ----------  ----------     ----------
Cash at end of year                                    $     2,350       1,450          3,376
                                                        ----------  ----------     ----------
                                                        ----------  ----------     ----------
Cash paid during year for interest                     $   498,713     524,455        411,581
                                                        ----------  ----------     ----------
                                                        ----------  ----------     ----------
See accompanying notes to financial statements.


                    KAMINE/BESICORP GLENCARTHAGE PARTNERSHIP
                         Notes to Financial Statements
                           December 31, 1997 and 1996
(1)   Organization and Summary of Significant Accounting Policies

     Organization

     Kamine/Besicorp GlenCarthage Partnership (the Partnership) is a New York general partnership formed on October 30, 1990. The Partnership was organized to enter into a loan agreement (the Loan Agreement) between the Partnership and NNW, Inc. (formerly Nova Northwest, Inc.).

     The partners of the Partnership are Kamine Development Corp. (KDC) and Beta Nova Inc. (a subsidiary of Besicorp Group Inc.), each of which holds a 50% interest in the Partnership. On May 3, 1995, KDC assigned the economic rights of its interest in the Partnership to a trust with Chase Manhattan Bank as trustee.

     Summary of Significant Accounting Policies

     Income Taxes

     Income taxes have not been provided since the Partnership is not a taxable entity. The partners report their respective share of the Partnership's income or loss on their individual income tax returns.

     Use of Estimates

     In conformity with generally accepted accounting principles, management of the Partnership makes estimates and assumptions relating to the reporting of assets and liabilities and revenues and expenses and the disclosure of contingent assets and liabilities in preparing the accompanying financial statements. Actual results could differ from those estimates.

     Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

(2)   Allocation of Income, Losses and Cash Distributions

     A separate capital account has been established for each partner. Each such account is (a) increased by the amount of such partner's capital contributions, any profits and items of income and gain allocated to such partner, any increase in such partner's share of the liabilities of the Partnership and the amount of partnership liabilities assumed by the partners; and (b) decreased by the amount of cash and the fair market value of any partnership assets distributed to such partner, the amount of losses allocated to such partner, any decrease in such partner's share of the liabilities of the Partnership and the amount of any partner liabilities assumed by the Partnership.

(2),  Continued

     Profits and losses for any year or portion of such year are allocated among the partners in proportion to their percentage ownership interests.

     Excess cash received by the Partnership is distributed to the partners in accordance with their percentage ownership interests.

(3)   Loans Payable

     On October 1, 1990, the partners, doing business as the Partnership, entered into the loan Agreement with NNW, Inc. pursuant to which $5,000,000 was borrowed from NNW, Inc.

     The general partners of the Carthage and South Glens Falls cogeneration projects (the Cogeneration Projects) guaranteed the Loan Agreement by pledging their ownership interests in the Cogeneration Projects, to the extent permitted under the respective limited partnerships' participation agreements, as well as pledging their cash flow from such ownership in the event that the cash flow development fees were insufficient to cover the loan requirements.

     In addition, 8.5% of the operating cash flows from each of the Cogeneration Projects has been contributed to the Partnership and is to be paid to NNW, Inc. over the life of the Cogeneration Projects as partial consideration for the loan, regardless of the timing of final payment of the loan.

     On December 22, 1994, the Partnership obtained loans aggregating $5,275,946 from the Cogeneration Projects. These loans are payable in quarterly installments over 12 years and carried an interest rate based on either the Commercial Paper Rate or the annual yield on ten-year U.S. Treasury obligations, as defined, plus 4.5%. The interest rate was fixed on December 1, 1995 at 10.21% based on the ten-year U.S. Treasury rate plus 4.5% at that time. The loan proceeds were used to repay the outstanding loan with NNW, Inc., including prepayment premiums.

     The total amounts of loans payable to the Cogeneration Projects due during each of the next five years are as follows:


Year ending December 31:
     1998                           $  285,270
     1999                              323,098
     2000                              365,992

     2001                              414,268
     2002                              469,190
                                     ---------
                                     ---------



(4)   Contract Rights

     The general partners have pledged their cash flow development fee rights (contract rights) from the Cogeneration Projects to the Partnership to repay the loans payable to the Cogeneration Projects. The contract rights are earned by the partners when the Cogeneration Projects have generated sufficient cash to make the required payment. As of December 31, 1997 and 1996, the Partnership has a receivable with respect to contract rights of $523,611 and $524,020, respectively, from the Cogeneration Projects.

(5)   Business and Operating Matters

     The Partnership was organized to enter into the Loan Agreement with NNW, Inc., which was to be repaid from cash flows of the Cogeneration Projects. The loan was repaid in advance of its maturity and replaced by loans from the Cogeneration Projects. The continued operations of the Partnership are dependent upon the Cogeneration Projects generating sufficient cash flows in order to be able to pay the Partnership's obligations. At December 31, 1997, the Partnership has a substantial excess of liabilities over assets. Management anticipates that sufficient cash flows will be available from the Cogeneration Projects to pay the Partnership's obligations.

     The Cogeneration Projects are principally engaged in a single line of business, the production and sale of electric power to one customer, Niagara Mohawk Power Corporation (NIMO). On July 10, 1997, NIMO announced that a master restructuring agreement (MRA) was signed with respect to 29 independent power contracts, including the ones held by the Cogeneration Projects, whereby NIMO would restructure or terminate the independent power contracts for combinations of cash and/or debt securities, common stock and new agreements. On March 20, 1998, the Commission issued an opinion and order with respect to the MRA adopting the terms of settlement, subject to modifications and conditions. On May 8, 1998, NIMO announced that third-party conditions had been satisfied or waived by holders of 27 of independent power contracts, including the ones held by the Cogeneration Projects. The closing date of the MRA is projected to be June 30, 1998, but remains subject to certain conditions. The consummation of the MRA is expected to result in the receipt of sufficient monies by the Cogeneration Projects to enable prepayment of the remaining scheduled contract rights amounts and provide additional developers' cash flow fees (see note 6) for the Partnership. However, there is no assurance that the MRA will be consummated and, accordingly, the ultimate impact on the Partnership cannot presently be determined.

(6)   Developers' Cash Flow

     The general partners have acquired an 8.5% cash flow fee from operations in addition to their cash flow development fee rights in the Cogeneration Projects. The general partners have assigned these fees to the Partnership, which are being paid to NNW, Inc. as additional consideration for the October 1, 1990 loan (see note 3). These cash flow fees will be received over the life of the projects. At December 31, 1997 and 1996, the Partnership has outstanding receivables with respect to cash flow fees of $233,462 and $192,968, respectively, from the Cogeneration Projects.

(7)   Amounts Due to Related Parties

     Amounts due to related parties at December 31, 1997 and 1996 consist of accrued interest on loans from the Cogeneration Projects.